Exhibit 1.01
Conflict Minerals Report
For the Year Ended December 31, 2025
Snap Inc. has included this report as an exhibit to its Form SD for the year ended December 31, 2025 to comply with Rule 13p-1 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and Form SD (collectively, the “Conflict Minerals Rule”).
Unless the context indicates otherwise, all references to “Snap,” “the company,” “we,” “its,” “us,” and “our” refer to Snap Inc. and its consolidated subsidiaries. As used in this report, and consistent with the Conflict Minerals Rule, “conflict minerals” or “3TG” are cassiterite, columbite-tantalite (coltan), gold, wolframite, and their derivatives tantalum, tin, and tungsten, without regard to their location of origin.
Forward-Looking Statements
This report contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Exchange Act that involve substantial risks and uncertainties. All statements other than statements of historical facts contained in this report are forward-looking statements. Examples of forward-looking statements include, but are not limited to, statements concerning the additional steps that we intend to take to mitigate the risk that our necessary 3TG finance or benefit armed groups in the Democratic Republic of the Congo (the “DRC”) or its adjoining countries (individually, a “Covered Country,” and collectively, the “Covered Countries”). In some cases, you can identify forward-looking statements because they contain words such as “anticipate,” “believe,” “contemplate,” “continue,” “could,” “estimate,” “expect,” “going to,” “intend,” “may,” “plan,” “potential,” “predict,” “project,” “should,” “target,” “will,” or “would” or the negative of these words or other similar terms or expressions. We caution you that the foregoing may not include all of the forward-looking statements made in this report. Actual results may not materialize and are subject to risks and uncertainties that could cause actual results to be materially different. These risks and uncertainties may include, but are not limited to, (1) whether our direct and indirect suppliers implement satisfactory traceability and other compliance measures on a timely basis or at all; (2) whether smelters and refiners (collectively, “SORs”), and other market participants, responsibly source 3TG; and (3) political, regulatory, and economic developments, whether in the Covered Countries, the United States, or elsewhere. We operate in a competitive and rapidly changing environment. New risks and uncertainties emerge from time to time, and it is not possible for us to predict all risks and uncertainties that could have an impact on the forward-looking statements contained in this report. Any forward-looking statements contained in this report are based on assumptions that we believe to be reasonable as of this date. We undertake no obligation to update any forward-looking statements in this report to reflect events or circumstances after the date of this report or to reflect new information or the occurrence of unanticipated events, except as required by law. These statements also reflect assumptions regarding regulatory expectations and industry practices relating to conflict minerals compliance, which may evolve.
Overview; Applicability of the Conflict Minerals Rule to Snap
Snap Inc. is a technology company. We believe the camera presents the greatest opportunity to improve the way people live and communicate. We contribute to human progress by empowering people to express themselves, live in the moment, learn about the world, and have fun together. Our flagship product, Snapchat, is a visual messaging application that enhances your relationships with friends, family, and the world.
Spectacles, or Specs, are our wearable Augmented Reality (“AR”) glasses, which overlay computing over the world and extend the immersive AR Lenses experience beyond Snapchat. Specs are powered by Snap OS, a new purpose-built operating system with a natural interface that uses your hands and voice without the need for physical controllers. Specs are available to professional and hobbyist developers through our Spectacles Developer Program to create AR experiences through Lens Studio, our free AR development and distribution tool.
We generate substantially all of our revenue from advertising on Snapchat, and our hardware activities remain limited relative to our overall business. In 2025, the only products that were in-scope for purposes of the Conflict Minerals Rule were our Specs products (the “Products”). The Products include each of the 3TG.

We do not source 3TG in raw form, do not have relationships with mines or SORs, and believe that we are many levels removed from these market participants. However, through the efforts described in this report, we seek to ensure that our sourcing practices are consistent with our Conflict Minerals Policy, which is described below, and to encourage responsible sourcing of 3TG by our supply chain.

Snap’s Conflict Minerals Policy
It is our policy to fully comply with laws and guidance, in the United States and abroad, regarding conflict minerals. Our aim is to support responsible sourcing of 3TG and to align our practices with applicable legal requirements and internationally recognized frameworks.
Consistent with these goals, we provide our suppliers with our Supplier Code of Conduct that sets forth 3TG sourcing and compliance standards. Those standards provide, among other things, that the suppliers must adhere to the OECD Guidance (as defined below), must exercise diligence on the source and chain of custody of minerals used in their products, and must provide details of their diligence measures on request. Our policy is available on our website at www.snap.com under the heading “Other Terms & Policies.” Information contained on or accessed through our website is not incorporated by reference into this report and should not be considered part of this report.
We do not seek to embargo responsible sourcing of 3TG from the Covered Countries and we do not condone a general embargo on sourcing from the region.
Reasonable Country of Origin Inquiry
As provided for in the Conflict Minerals Rule, for 2025, we conducted a reasonable country of origin inquiry (“RCOI”). In connection with our RCOI, we reached out to 65 tier-one suppliers (the “Suppliers”) that we believed may have provided parts or components for the Products that contained 3TG necessary for the Products’ functionality or production.
Our RCOI was reasonably designed to determine, in good faith, whether any of the 3TG in the Products may have originated in a Covered Country or from recycled or scrap sources. For our RCOI, we utilized the management systems contemplated by step one of the OECD Guidance and the supplier engagement process contemplated by step two of the OECD Guidance. These steps and the related activities are discussed under the section titled “Due Diligence” below. The results of our RCOI are discussed below under “RCOI and Due Diligence Results.”
Based on our RCOI, we had reason to believe that some of the 3TG in the Products may have originated from the Covered Countries. Therefore, in accordance with the Conflict Minerals Rule, we performed due diligence on the source and chain of custody of the 3TGs in question.
Due Diligence
We designed our due diligence measures to be consistent, in all material respects, with the internationally recognized framework set forth in the Organisation for Economic Co-operation and Development’s (“OECD”) Due Diligence Guidance for Responsible Supply Chains of Minerals from conflict-affected and high-risk areas and the related Supplements for gold and tin, tantalum, and tungsten (collectively, the “OECD Guidance”). Selected elements of our due diligence are discussed below.
Step 1: Management Systems

•	As noted earlier, we have adopted, and communicated to suppliers and the public, a policy for the supply chain of 3TG originating from conflict-affected and high-risk areas, as defined in the OECD Guidance. Our policy is available on our website.

•	We have established a team responsible for our 3TG compliance. The team includes personnel from the Legal department, including Integrity & Compliance. Executive leadership of our 3TG compliance program rests with our Chief Compliance Officer, a member of our senior management team. Our compliance efforts are supported by external resources. We use a third-party service provider (the “Service Provider”) to assist us with Supplier outreach, data validation, and SOR analysis. Some of the activities discussed in this report were performed on our behalf by the Service Provider. We also use specialist outside counsel to advise on selected aspects of our compliance program.

•	We have established a system of transparency, information collection, and control over the supply chain, including the RCOI and due diligence processes described in this report. We use the Conflict Minerals Reporting Template (“CMRT”) developed by the Responsible Minerals Initiative (the “RMI”) to identify SORs in our supply chain. The CMRT requires suppliers to provide information concerning the usage and source of 3TG in their components, parts, and products, as well as information concerning their related compliance efforts.

•	We maintain business records relating to 3TG due diligence, including records of due diligence processes, findings, and resulting decisions, on a computerized database for at least five years.

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Given our downstream location in the supply chain and lack of influence over sourcing by SORs, we believe that the best way for us to help ensure that the 3TG in our products is responsibly sourced, and to more generally help further responsible sourcing of 3TG, is through participation in and support of multi-stakeholder initiatives. To that end, during the calendar year ended December 31, 2025 (the “Reporting Period”), we were an active member of the Responsible Business Alliance (RBA) and the RMI, who maintain audit protocols used by third party auditors and provide training and resources to participating Suppliers on minerals-specific risks.

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We provide our Suppliers with a copy of our Supplier Code of Conduct, which includes a provision specific to 3TG compliance that addresses responsible sourcing of 3TG and cooperation with our compliance efforts. Our Supplier Code of Conduct is available on our website.

•	We periodically provide training to relevant employees and suppliers on our 3TG compliance policies and procedures. In addition, Suppliers have access to the Service Provider’s educational materials.

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We maintain a mechanism for employees, Suppliers, and other interested parties to report violations of our Conflict Minerals Policy. Suppliers and employees can report possible violations or other questionable behavior by email at compliance@snap.com or through our helpline, which is managed by a third party, at www.snaphelpline.com.

Step 2: Identifying and Assessing Risk in the Supply Chain
We identified and assessed risk in our supply chain as described below.
We received responses from approximately 97% of Suppliers. However, many of the responses were provided at a company level rather than at a product-specific level, which limits our ability to definitively determine the origin of 3TG in the Products. The Service Provider reviewed the completed responses received from the Suppliers. The Service Provider verified and validated responses for accuracy and completeness, using specific validation criteria. Under the Service Provider’s written procedures, incomplete or unsupported Supplier declarations are returned to Suppliers for correction. In addition, when the information provided by a Supplier is found to be inconsistent or wrong, the Supplier is re-contacted and asked to clarify or correct the information. Due to our position in the supply chain, we rely on representations from our Suppliers and third-party data sources. As a result, our due diligence does not provide absolute assurance.
The Service Provider identified risks by assessing the due diligence practices of SORs listed in CMRT responses. The Service Provider compared the processing facilities listed to the list of SORs published by the RMI. The Service Provider also reviewed whether each SOR is Conformant (as defined below) with the RMI’s Responsible Minerals Assurance Process (“RMAP”). It assessed each identified SOR using five factors: (1) geographic proximity to conflict-affected and high-risk areas; (2) RMAP audit status; (3) credible evidence of unethical or conflict sourcing; (4) known mineral source country of origin; and (5) peer assessments conducted by third-party sources that it believed to be credible. It also evaluated Suppliers on program strength using criteria from the OECD Guidance.

Based on the information furnished by the Suppliers and the Service Provider, we assessed the risks of adverse impacts, which informed our risk mitigation activities, as discussed below.
Step 3: Risk Mitigation
Our Integrity & Compliance team reported the findings of its supply chain risk assessment to our Chief Compliance Officer.
As part of our risk management, in addition to the measures discussed elsewhere in this report, to the extent that a SOR listed on a CMRT by a Supplier triggered a red flag, the Service Provider directed Suppliers that listed a SOR that triggered a red flag to the Service Provider’s educational materials on mitigating SOR risk in the supply chain. The Service Provider contacted any SORs reported by Suppliers that were not already part of the RMAP to encourage them to participate in the RMAP. We utilize information provided by the Service Provider to monitor SOR improvement.
We determine other steps to address identified risks on a case-by-case basis. This flexible approach enables us to tailor the response to the risks identified and take additional steps to the extent we determine to be appropriate under the circumstances.
Step 4: Audits of Smelter and Refiner Due Diligence Practices
In connection with our due diligence, we and the Service Provider utilize and rely on information made available by the RMI concerning independent third-party audits of SORs. During the Reporting Period, we supported independent third-party audits through our membership in the RMI. Given that we do not have a direct relationship with the SORs that process the necessary 3TG that are present in the Products, we rely on third-party organizations to conduct audits of SORs.
Step 5: Public Reporting on Supply Chain Due Diligence
We filed this report as an exhibit to a Form SD with the Securities and Exchange Commission and made this report available on our website.
RCOI and Due Diligence Results
Smelters and Refiners
In connection with our RCOI or due diligence, as applicable, our Suppliers identified a total of 331 SORs that may be part of our supply chain for the Products for 2025, as reflected in the table below. Of these SORs, as of May 7, 2026, 207 are listed as Conformant by the RMI and 8 are listed as Active (as defined below). A majority of the CMRTs we received were not completed at a product level. We are generally unable to determine with specificity whether the identified SORs processed 3TGs contained in the Products.
Please see the notes accompanying the table for additional information. Due to our position in the supply chain, which is discussed above, we rely on our Suppliers for accurate SOR information. Our due diligence measures cannot provide absolute certainty regarding the source and chain of custody of the necessary 3TG contained in the Products.

Smelter and Refiner and Country of Origin Information(1)
	Conformant				Active	On Smelter Look-up List Only
	Covered Country Sourced	Non- Covered Country Sourced	Non-Disclosed	Recycled or Scrap
Tantalum (Total Unique Smelters = 35)	22	9	1	15	1	2
Tin (Total Unique Smelters = 72)	8	36	6	20	3	19
Tungsten (Total Unique Smelters = 50)	12	13	8	14	2	15
Gold (Total Unique Smelters = 174)	18	69	5	50	2	80

(1)	We note the following in connection with the information contained in the table above:

(a)
“Conformant” means that a SOR has successfully completed an assessment against the applicable RMAP standard or an equivalent cross-recognized assessment. Included SORs were not necessarily Conformant for all or part of 2025 and may not continue to be Conformant for any future period.

(b)	“Active” means that the SOR has committed to undergo an RMAP assessment, completed the relevant documents, and scheduled the on-site assessment. These may be in the pre-assessment, assessment, or corrective-action phases of the assessment.

(c)	“Smelter Look-up List Only” means that a SOR is listed on the Smelter Look-up tab list of the CMRT, but is not listed as “Conformant” or “Active.” The RMI website notes that, due to the eligibility criteria for an RMAP assessment, SORs are sometimes removed from the Conformant list because they are no longer operational and not because they are non-conformant to the standard.

(d)
Origin information was derived from information provided by our Suppliers and through additional procedures carried out by us and the Service Provider, as described in this report. According to this information, some of the Conformant SORs may have sourced from both within the Covered Countries and from outside the Covered Countries and/or from recycled or scrap sources. If a SOR sourced from multiple sources, it is included in the table under each applicable category.

(e)	A SOR is indicated as “Conformant/Non-Disclosed” if the country of origin of the 3TG processed by the SOR was not disclosed by the RMI.

(f)	For 2025, we were not able to determine the country of origin for the 3TG processed by any of the SORs listed as “Active” or “On Smelter Look-up List Only.”

(g)	The compliance status and origin information reflected in the table is based solely on information made available by the RMI to its members, without independent verification by us. We were not able to determine the country of origin of the 3TG specific to the Products with greater specificity than made available by the RMI.

(h)	All compliance status information in the table is as of May 7, 2026.

Additional Steps to be Taken to Mitigate Risk
Our conflict minerals compliance program is designed to evolve over time. We continuously assess opportunities to improve supplier engagement and data quality.
For 2026, in addition to the other steps discussed above, we have taken, and intend to continue to take, the following steps to improve the due diligence conducted to further mitigate the risk that the necessary 3TGs in the Products directly or indirectly finance or benefit armed groups in the Covered Countries:

•	Engage with Suppliers that provided incomplete responses or that did not provide responses for 2025 to encourage them to provide requested information for 2026.
•	Utilize risk-based assessments derived from the Service Provider’s platform to identify and prioritize Suppliers that present higher risk, including those with indications of sourcing from Covered Countries, incomplete smelter information, or limited due diligence processes.

•	Encourage Suppliers with identified compliance program deficiencies (based on the Service Provider’s assessment of program strength) to remediate those deficiencies.

•	Encourage suppliers to access the Service Provider and RMI’s information and training resources.

•	Encourage suppliers to source 3TG responsibly, including when sourcing from the Covered Countries.

•	Require suppliers to support our due diligence efforts when entering into contracts with new suppliers or renewing contracts with existing suppliers.
•	Communicate to new potentially in-scope suppliers our sourcing expectations, including by disseminating the Supplier Code of Conduct to them. In addition, as new in-scope suppliers are added, work with them to ensure that they understand the requirements of the Conflict Minerals Rule and the OECD Guidance.
•	Continue to utilize Service Provider’s platform for ongoing monitoring of supplier responses and risk indicators to support our due diligence program in alignment with the OECD Guidance.